Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules ”) or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

GRANT OF RESTRICTED SHARE UNIT AWARDS

Grant of Restricted Share Unit Awards

Baozun Inc. (the “Company”, together with its consolidated subsidiaries and its affiliated consolidated entities, the “Group”) hereby announces that on April 1, 2023 (Hong Kong time), the Company granted or proposed to grant restricted share unit awards (the “RSUs”) under the 2022 share incentive plan of the Company (the “2022 Plan”) to certain grantees (the “Grantees”), the details of which are set forth as follows:

Date of grant:	April 1, 2023 (the “Grant Date”)

Total number of RSUs granted:	5,330,463, among which (i) 1,752,984 RSUs were proposed to be granted to Mr. Vincent Wenbin Qiu (“Mr. Qiu”)(the chief executive officer and a director (the “Director”) of the Company) and (ii) 3,577,479 RSUs were granted to 748 Grantees, who are all employees of the Group (the “Employees”)

Number of underlying Class A ordinary shares or ADSs of the Company:	5,330,463 Class A ordinary shares (the “Shares”) or 1,776,821 American depository shares (the “ADS(s)”) of the Company

Purchase price of RSUs granted:	The Grantees are not required to pay any purchase price for the Shares issuable under the RSUs.

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Closing price of the Shares on the date of grant:	HK$14.44 per Share for Shares traded on the Stock Exchange on March 31, 2023 (Hong Kong time), being the trading day on the Stock Exchange immediately preceding the Grant Date.

US$6.02 per ADS, for ADSs traded on the Nasdaq Global Select Market on March 31, 2023 (United States time), being the trading day on the Nasdaq Global Select Market immediately preceding the Grant Date.

Vesting condition and periods and performance targets:	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees, the vesting schedules are set as follows:

Name/ Category of Grantees	Number of RSUs	Vesting period	Circumstances for any shorter vesting period

Mr. Qiu	1,350,000	15% of the RSUs shall be vested on December 1, 2023; 25% of the RSUs shall be vested on December 1, 2024; 30% of the RSU shall be vested on December 1, 2025; the remaining 30% of the RSUs shall be vested on December 1, 2026	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

	402,984	50% of the RSUs shall be vested on October 1, 2023; the remaining 50% of the RSUs shall be vested on April 1, 2024	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

3 Employees	114,000	15% of the RSUs shall be vested on April 1, 2024; 25% of the RSUs shall be vested on April 1, 2025; 30% of the RSU shall be vested on April 1, 2026; the remaining 30% of the RSUs shall be vested on April 1, 2027	Not applicable

729 Employees	2,753,487	50% of the RSUs shall be vested on October 1, 2023; the remaining 50% of the RSUs shall be vested on April 1, 2024	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

16 Employees	709,992	100% of the RSUs shall be vested on July 1, 2023	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

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Clawback mechanisms:	Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawbacked if the Grantees (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such Grantee, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such Grantee’s duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to the Grantees. Details of the 2022 Plan are set out in Appendix IV – The 2022 Plan of the circular of the Company dated October 5, 2022.

As of the date of this announcement, taking into account the proposed grant of 1,752,984 RSUs to Mr. Qiu which is subject to the approval by shareholders (the “Shareholders”) of the Company at the general meeting of the Company, 8,250,161 Shares remained available for future grants under the 2022 Plan.

Proposed Grant of RSUs to a Director

Among the 5,330,463 RSUs, 1,752,984 RSUs were proposed to grant to Mr. Qiu, who is the chief executive officer of the Company and a Director, which has been reviewed and approved by the independent Directors.

The proposed grant of 1,752,984 RSUs (representing 1,752,984 Shares), being the only grant of awards to Mr. Qiu during the 12-month period up to the Grant Date, represents in aggregate over 0.1% of the shares of the Company in issue as at the Grant Date. Thus, in accordance to the terms and conditions of the 2022 Plan and Rules 17.04(2) and 17.04(4) of the Listing Rules, the proposed grant of 1,752,984 RSUs to Mr. Qiu is subject to the approval of the Shareholders in general meeting where Mr. Qiu and his associates (as defined in the Listing Rules) and all core connected persons (as defined in the Listing Rules) of the Company shall abstain from voting in favour for such proposed grant. Subject to the Shareholders’ approval of the proposed grant of RSUs to Mr. Qiu, the number of Shares issued and to be issued in respect of all awards and options granted to Mr. Qiu under all share incentive schemes of the Company in the 12-month period up to and including the Grant Date would be 1,752,984 Shares, representing approximately 0.99% of the total issued shares of the Company as at the date of this announcement and approximately 0.98% of the total issued shares of the Company as enlarged by such issue of 1,752,984 Shares.

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The compensation committee (the “Compensation Committee”) of the Company and all independent Directors have reviewed and fully considered the grant of RSUs to Mr. Qiu, and is of view that, (i) Mr. Qiu, as a Director and the chief executive officer of the Company, has made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the RSUs granted to Mr. Qiu is performance-based and serves as the Board’s appreciation and recognition of Mr. Qiu’s contribution towards the growth of the Group; and (iii) the RSUs granted to Mr. Qiu will provide sufficient incentive to retain Mr. Qiu and motivate him to create more value in the Group’s long- term development. Therefore, the Compensation Committee and all independent Directors are of view that the proposed grant of RSUs to Mr. Qiu and the vesting arrangement will closely align the purpose of the 2022 Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole.

Mr. Qiu is one of the beneficiaries of the weighted voting rights of the Company. Pursuant to the note to Rule 17.04(1) of the Listing Rules, the nominating and corporate governance committee of the Company have reviewed and fully considered the proposed grant of RSUs to Mr. Qiu, including the reasons of such grant, and is of the view that, the grant of RSUs to Mr. Qiu are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

General

An ordinary resolution will be proposed at the forthcoming annual general meeting of the Company (the “AGM”) to be convened and held in 2023 for the Shareholders to consider and, if thought fit, approve the proposed grant of 1,752,984 RSUs to Mr. Qiu.

A circular containing, among other things, (i) further information on the proposed grant of RSUs to Mr. Qiu; and (ii) a notice convening the AGM, are expected to be despatched to the Shareholders in due course.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, April 3, 2023

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

* For identification purpose only

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